PRESS RELEASE

For immediate release

Neptune Reports Record Year End Revenues and EBITDA and Cleans Balance Sheet

Neptune Records 45% Sales and 81% EBITDA Margin Increases in Year End Results

Neptune Saves $721,000 Annual Interest Expense due to Elimination of $5,632,000 Long-term Debt

Laval, Quebec Canada, September 28, 2006 - Neptune Technologies & Bioressources Inc. (TSX-V: NTB), is pleased to report financial results for the fiscal year ended May 31, 2006. During the last fiscal year, Neptune continued its communication and marketing strategy to penetrate the American, European and Asian markets, resulting in excellent sales growth.

Financial Results and Highlights:

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Increased sales by 45% to a record $7,292,000 compared to $5,038,000 in the previous year before EIC-156 application.

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EBITDA margin increased by 81% to 14.38%, compared to an EBITDA margin of 7.96% in the previous year.

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Increased EBITDA 162% to a record $1,049,000, compared to an EBITDA of $401,000 in the previous year. This is Neptune’s second consecutive year with a positive EBITDA.

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Reduced net loss by 50% to $886,000 or $0.029 per share for the year ended May 31, 2006, as compared to $1,768,000 or $0.069 per share in the previous year.

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Eliminated all long-term convertible debentures - $5,632,000 capital and interest, (through conversion and redemption)  erasing annual interest expense of $721,000 and realizing a gain on debt settlement of $1.4million.

Neptune has restated its second and third quarter in order to reflect additional accounting value of the stock based compensation, as well as other adjustments (explain>>).

The complete audited annual report and restated interim financial statements will be available for review on SEDAR at: http://www.sedar.com/NeptuneTechnologies&Bioressources

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts. Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

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For More Information Contact:

Grant Howard / David Gordon

The Howard Group Inc.

Toll Free: 1-888-221-0915

Info@howardgroupinc.com

Corporate Contact:

Andre Godin

V.P Administration and Finance

Neptune Technologies & Bioressources Inc.

1.888.664.9166

andreg@neptunebiotech.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

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